The Lion Electric Company
Condensed Interim Consolidated Financial Statements
As at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)	3
Condensed Interim Consolidated Statements of Changes in Equity	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6 - 37

The Lion Electric Company
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2023 and December 31, 2022
(Unaudited, In US dollars)

	Notes	September 30, 2023	December 31, 2022
		$	$
ASSETS
Current
Cash		35,669,067	88,266,985
Accounts receivable		102,518,624	62,971,542
Inventories		234,955,893	167,191,935
Prepaid expenses and other current assets		2,177,574	5,067,513
Current assets		375,321,158	323,497,975
Non-current
Other non-current assets	15	839,883	1,073,226
Property, plant and equipment	15	187,661,813	160,756,328
Right-of-use assets	4, 15	88,206,379	60,508,354
Intangible assets	15	192,267,677	151,364,023
Contract asset	8, 15	13,234,458	13,211,006
Non-current assets		482,210,210	386,912,937
Total assets		857,531,368	710,410,912

LIABILITIES
Current
Trade and other payables		84,752,104	75,222,042
Deferred revenue and other deferred liabilities	6	32,748,254	634,971
Current portion of long-term debt and other debts	7	4,363,271	24,713
Current portion of lease liabilities	4	7,540,286	5,210,183
Current liabilities		129,403,915	81,091,909
Non-current
Long-term debt and other debts	7	172,097,826	110,648,635
Lease liabilities	4	82,412,830	58,310,032
Share warrant obligations	8	38,128,736	23,243,563
Conversion options on convertible debt instruments	9	26,226,096	—
Non-current liabilities		318,865,488	192,202,230
Total liabilities		448,269,403	273,294,139
SHAREHOLDERS' EQUITY
Share capital	10	489,362,920	475,950,194
Contributed surplus		139,160,542	134,365,664
Deficit		(199,203,564)	(151,979,960)
Cumulative translation adjustment		(20,057,933)	(21,219,125)
Total shareholders' equity		409,261,965	437,116,773
Total shareholders' equity and liabilities		857,531,368	710,410,912

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Condensed Interim Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars)

		Three months ended		Nine months ended
	Notes	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
		$	$
Revenue	15	80,347,614	40,978,001	193,066,862	93,145,810
Cost of sales		74,982,572	44,797,649	189,540,202	101,328,397
Gross profit (loss)		5,365,042	(3,819,648)	3,526,660	(8,182,587)

Administrative expenses		12,986,754	12,165,843	38,468,226	34,846,047
Selling expenses		5,176,768	5,232,860	16,503,134	17,330,842
Operating loss		(12,798,480)	(21,218,351)	(51,444,700)	(60,359,476)

Finance costs	12	7,728,320	1,500,302	11,149,758	1,846,751
Foreign exchange loss (gain)		2,861,193	2,124,168	(104,113)	1,414,128
Change in value of conversion options on convertible debt instruments	9	(3,355,932)	—	(3,355,932)	—
Change in fair value of share warrant obligations	8	(179,488)	(7,643,140)	(11,910,809)	(86,033,933)
Net earnings (loss)		(19,852,573)	(17,199,681)	(47,223,604)	22,413,578
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		(6,201,228)	(17,006,234)	1,161,192	(21,832,655)
Comprehensive earnings (loss)		(26,053,801)	(34,205,915)	(46,062,412)	580,923

Earnings (loss) per share
Basic earnings (loss) per share	13	(0.09)	(0.09)	(0.21)	0.12
Diluted earnings (loss) per share	13	(0.09)	(0.09)	(0.21)	0.11

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Condensed Interim Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Deficit	Cumulative translation adjustment	Total equity
			$	$	$	$	$
Balance at January 1, 2023		218,079,962	475,950,194	134,365,664	(151,979,960)	(21,219,125)	437,116,773
Share-based compensation	11	—	—	4,794,878	—	—	4,794,878
Shares issued pursuant to exercise of stock options and warrants		—	33,149	—	—	—	33,149
Issuance of shares through "at-the-market" equity program	10	4,894,060	8,580,405	—	—	—	8,580,405
Issuance of shares through the December 2022 Offering	10	2,952,755	4,175,836	—	—	—	4,175,836
Issuance of shares related to closing fee of convertible debenture financing	7	258,155	623,336	—	—	—	623,336
Net loss		—	—	—	(47,223,604)	—	(47,223,604)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	1,161,192	1,161,192
Balance at September 30, 2023		226,184,932	489,362,920	139,160,542	(199,203,564)	(20,057,933)	409,261,965

Balance at January 1, 2022		190,002,712	418,709,160	122,637,796	(169,755,726)	(2,909,396)	368,681,834
Share-based compensation	11	—	—	9,840,110	—	—	9,840,110
Shares issued pursuant to exercise of stock options and warrants		300	3,798	—	—	—	3,798
Issuance of shares through "at-the-market" equity program		4,708,822	19,186,356	—	—	—	19,186,356
Net earnings		—	—	—	22,413,578	—	22,413,578
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	(21,832,655)	(21,832,655)
Balance at September 30, 2022		194,711,834	437,899,314	132,477,906	(147,342,148)	(24,742,051)	398,293,021

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US Dollars)

			Three months ended		Nine months ended
	Note		September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
			$	$
OPERATING ACTIVITIES
Net earnings (loss)			(19,852,573)	(17,199,681)	(47,223,604)	22,413,578
Non-cash items:
Depreciation and amortization	14		7,240,088	3,046,488	17,715,104	7,768,914
Share-based compensation	11		1,324,325	2,682,470	4,794,878	9,840,110
Accretion expense on Convertible Debentures issued as part of 2023 Debenture Financing	7		1,228,533	—	1,228,533	—
Accretion expense on Non-Convertible Debentures issued as part of 2023 Debenture Financing	7		1,046,545	—	1,046,545	—
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	12		—	—	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	12		—	—	—	(2,130,583)
Non-cash issuance of closing fee shares through 2023 Debentures Financing	7		623,336	—	623,336	—
Change in value of conversion options on convertible debt instruments	9		(3,355,932)	—	(3,355,932)	—
Change in fair value of share warrant obligations	8		(179,488)	(7,643,140)	(11,910,809)	(86,033,933)
Unrealized foreign exchange gain			(91,679)	1,102,315	(1,323,027)	832,209
Net change in non-cash working capital items	14		(31,679,272)	(18,405,005)	(47,840,935)	(41,719,676)
Cash flows used in operating activities			(43,696,117)	(36,416,553)	(86,245,911)	(88,946,531)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment			(22,394,406)	(21,897,519)	(67,790,857)	(89,930,883)
Addition to intangible assets			(16,057,154)	(18,789,392)	(56,513,413)	(57,479,103)
Disposition of property, plant and equipment			—	24,413	—	24,413
Government assistance related to property, plant and equipment and intangible assets			1,690,284	—	7,441,552	—
Net proceeds from Mirabel battery building sale-leaseback	4		—	—	20,506,589	—
Cash flows used in investing activities			(36,761,276)	(40,662,498)	(96,356,129)	(147,385,573)
FINANCING ACTIVITIES
Increase in long-term debt and other debts			36,875,044	45,234,309	106,099,764	48,938,114
Repayment of long-term debt and other debts			(103,985,678)	(47,277)	(126,481,649)	(420,385)
Payment of lease liabilities	4		(1,711,692)	(1,420,153)	(4,427,228)	(3,757,691)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	10		2,341,367	19,186,356	8,580,405	19,186,356
Proceeds from the issuance of warrants through the December 2022 Offering	8		—	—	2,907,226	3,798
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	10		—	—	4,175,836	—
Proceeds from the 2023 Debentures Financing, net of issuance costs	7	—	139,090,995	—	139,090,995	—
Cash flows from financing activities			72,610,036	62,953,235	129,945,349	63,950,192
Effect of exchange rate changes on cash held in foreign currency			(636,555)	(2,264,281)	58,773	(2,706,703)
Net decrease in cash			(8,483,912)	(16,390,097)	(52,597,918)	(175,088,615)
Cash, beginning of year			44,152,979	83,003,512	88,266,985	241,702,030
Cash, end of period			35,669,067	66,613,415	35,669,067	66,613,415
Other information on cash flows related to operating activities:
Interest paid			3,360,744	697,218	7,218,418	1,551,338
Interest paid on obligations under lease liabilities			1,227,560	803,084	3,354,611	2,343,146

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include the design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements ("financial statements") are as at September 30, 2023 and December 31, 2022 and for the three and nine months ended September 30, 2023 and 2022 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.
2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes. These financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 31, 2022. The results from operations for the interim period do not necessarily reflect the results expected for the full fiscal year. The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed and, therefore, these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These unaudited financial statements have been approved for issue by the Board of Directors on November 6, 2023.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES
3.1 Overall considerations
The Group applied the same accounting policies in the preparation of these financial statements as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2022, except for the accounting policy described below in Note 3.2 and the initial and early adoption of new standards, as described below in Note 3.3.
When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The Group applied the same judgements, estimates and assumptions in the financial statements, including the key sources of estimation uncertainty, as those disclosed in Note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2022.

3.2 Convertible debt instruments
The Group reviewed the terms of the convertible debentures to determine whether there are component parts of compound financial instruments that are required to be separated and accounted for as individual financial instruments. Conversion option features that have economic characteristics and risks that do not meet the "Fixed for Fixed" criteria or are not closely related to those of the host instrument should be classified as embedded derivatives and separated from the host contract. The Group determined that the conversion options on the convertible debt instruments are derivative instruments that should be separated from the host contract and classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments due to the variability in the cash flows.
At inception, the Group allocated the proceeds first to the fair value of the conversion options on the convertible debt instruments and the remaining proceeds are allocated to the convertible debenture host contract. The conversion options on the convertible debt instruments designated at fair value through profit or loss ("FVTPL") are carried subsequently at fair value with gains or losses recognized in the consolidated statement of earnings (loss) and comprehensive earnings (loss). The convertible debenture host contract is measured at amortized cost, using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The effective interest expense is classified as accretion expense under finance costs in the consolidated statement of earnings (loss) and comprehensive earnings (loss).
Transaction costs related to the issue of convertible debt instruments are allocated to the components in proportion to the initial carrying amounts. Transaction costs relating to conversion options on the convertible debt instruments are recognized as finance costs in the consolidated statement of earnings (loss) and comprehensive earnings (loss) as incurred. Transaction costs relating to the convertible debentures component are included in the carrying amount and are amortized over the term of the convertible debt instruments using the effective interest method.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Initial and early application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgements
On February 11, 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance in determining which accounting policies to disclose. The amendments require entities to disclose material accounting policies rather than significant policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. In assessing the materiality of accounting policy information, entities need to consider both size of the transaction, other events or conditions and the nature of them, even if the related amounts are immaterial. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 8, Accounting Policies, Change in Accounting Estimates and Errors
On February 11, 2021, the IASB issued amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify how to distinguish changes in accounting policies, which must be applied retrospectively, from changes in accounting estimate, which are accounted for prospectively. The amendments clarify the definition of accounting estimates as "monetary amounts in the financial statements that are subject to measurement uncertainty". The amendments clarify that a change in accounting estimate is a change in input or a change in a measurement technique used to develop an accounting estimate, if they do not result in the correction of a prior period error. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 12, Income Taxes
On May 6, 2021, the IASB released Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12). The amendment relates to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The objective of this amendment is to narrow the initial recognition exemption in paragraphs 15 and 24 of IAS 12, so that it would not apply to transactions that give rise to both taxable and deductible temporary differences, to the extent the amounts recognized for the temporary differences are the same. The adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

3 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
3.3 Initial and early application of new accounting standards and interpretations in the reporting standards (continued)
Amendments to IFRS 16, Leases
On September 22, 2022, the IASB issued an amendment to IFRS 16, Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The early adoption of the amendments as of January 1, 2023 did not have an impact on the Company’s financial statements.
Amendments to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments : Disclosures
On May 25, 2023, the IASB issued an amendment to IAS 7, Statement of Cash Flow and IFRS 7, Financial Instruments: Disclosures to add qualitative and quantitative disclosure requirements to allow users to assess how supplier finance arrangements affect an entity’s liabilities, cash flows and liquidity risk. The amendments to IAS 7 will become effective for annual reporting periods beginning on or after January 1, 2024 and the amendments to IFRS 7 when it applies the amendments to IAS 7. Earlier application is permitted. The Company made the election to early adopt the amendments as of June 30, 2023 and disclose the additional information in the Company's financial statements.
3.4 Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company.
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

4 - LEASE OBLIGATIONS
The Group has entered into leases agreements for the rental of premises, rolling stock and equipment. The leases have an initial term of 1 to 40 years and some have a renewal option after their initial term. The lease terms are negotiated individually and encompass a wide range of different terms and conditions.
Right-of-use assets

	Premises	Rolling stock	Equipment	Total
	$	$	$	$
Balance at January 1, 2023	59,375,131	1,133,223	—	60,508,354
Additions	26,550,058	639,610	9,052,280	36,241,948
Modifications	(2,121,635)	(28,719)	—	(2,150,354)
Depreciation expense	(5,923,357)	(310,838)	(343,136)	(6,577,331)
Foreign currency translation adjustment	183,551	211	—	183,762
Balance at September 30, 2023	78,063,748	1,433,487	8,709,144	88,206,379

	Premises	Rolling stock	Equipment	Total
	$	$	$	$
Balance at January 1, 2022	60,297,423	604,939	—	60,902,362
Additions	6,661,404	740,287	—	7,401,691
Modifications	(450,567)	10,670	—	(439,897)
Depreciation expense	(6,497,931)	(186,833)	—	(6,684,764)
Foreign currency translation adjustment	(635,198)	(35,840)	—	(671,038)
Balance at December 31, 2022	59,375,131	1,133,223	—	60,508,354
On February 2, 2023, the Group completed a sale-leaseback transaction with BTB Real Estate Investment Trust for its battery manufacturing building located in Mirabel, Quebec for a total sale price of $20,909,566 (CA$28,000,000), and net proceeds of $20,506,589 after the deduction of selling and legal fees of $484,994. The sale of the building resulted in a difference between the carrying value and net proceeds of $3,306,755 which was recognized as an increase to the right of use asset related to the lease agreement entered into with BTB Real Estate Investment Trust for the Mirabel battery manufacturing building concurrent with the sale, which has an initial 20-year term and subsequent renewal options.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

4 - LEASE OBLIGATIONS (CONTINUED)
Right-of-use assets (continued)
Depreciation was recognized as follows :

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Cost of sales	1,944,419	335,811	4,352,895	1,025,664
Administrative expenses	135,268	69,647	349,167	209,311
Selling expenses	312,936	454,354	976,415	1,338,175
Capitalized to property, plant and equipment	137,459	815,937	898,854	2,402,454
	2,530,082	1,675,749	6,577,331	4,975,604
Lease liabilities

$
Balance at January 1, 2023	63,520,215
Additions	32,935,193
Lease payments	(4,427,228)
Modifications	(2,114,480)
Foreign currency translation adjustment	39,416
Balance at September 30, 2023	89,953,116
Current portion	7,540,286
Non-current portion	82,412,830

Balance at January 1, 2022	62,209,317
Additions	7,401,691
Lease payments	(4,977,183)
Modifications	(439,897)
Foreign currency translation adjustment	(673,713)
Balance at December 31, 2022	63,520,215
Current portion	5,210,183
Non-current portion	58,310,032

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

5 - FINANCIAL ASSETS AND LIABILITIES
5.1 Categories of financial assets and financial liabilities
The classification of financial instruments is summarized as follows:

	Classifications	September 30, 2023	December 31, 2022
		$	$
FINANCIAL ASSETS
Cash	Amortized cost	35,669,067	88,266,985
Trade receivables	Amortized cost	65,176,192	25,684,870
Incentives and other government assistance receivable	Amortized cost	26,803,551	25,312,738
FINANCIAL LIABILITIES
Trade and other payables	Amortized cost	67,630,998	62,383,813
Long-term debt and other debts	Amortized cost	176,461,097	110,673,348
Conversion options on convertible debt instruments	FVTPL	26,226,096	–
Share warrant obligations	FVTPL	38,128,736	23,243,563
5.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statements of financial position are represented by cash, trade receivables, incentives and other government assistance receivable, and trade and other payables (financial liabilities). Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or the contractual terms of these instruments. As of September 30, 2023 and December 31, 2022, the fair value of long-term debt and other debts based on discounted cash flows was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception, with the exception of the loan from Strategic Innovation Fund of the Government of Canada (Note 7.3) and from Investissement Quebec (Note 7.2).
The combined carrying value of Strategic Innovation Fund of the Government of Canada and Investissement Quebec loans amounted to $34,622,504 (December 31, 2022: $16,571,800) while their combined fair value amounted to $25,282,100 (December 31, 2022: $15,026,548).
As of September 30, 2023 and December 31, 2022, the fair values of the warrants issued to a customer, the private Business Combination warrants, the warrants issued as part of 2023 Debenture Financing and the conversion options on convertible debt instruments were determined using the Black-Scholes or the binomial option pricing model and the fair value of the public Business Combination warrants and December 2022 warrants (see Note 8) was determined using their market value.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

5 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
5.2 Fair value of financial instruments (Continued)
As at September 30, 2023, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair values of the private share warrants, the warrants issued to a customer and the warrants issued as part of 2023 Debenture Financing with a corresponding increase in consolidated loss of $1,962,781 (September 30, 2022: decrease in consolidated net earnings by $649,556) and a 5.0% decrease in the value would have an impact of decreasing the loss by $1,920,539 (September 30, 2022: increase in consolidated net earnings by $611,596).
As at September 30, 2023, the impact of a 5.0% increase or decrease in the value of the Company's share price would have an impact of $712,629 on the fair value of the public warrants, with a corresponding impact on the consolidated loss (September 30, 2022: $664,204).
As at September 30, 2023, the impact of a 5.0% increase in the value of the Company's share price would have an impact of increasing the fair value of the conversion options on convertible debt instruments with a corresponding increase in consolidated loss of $2,078,530 (September 30, 2022: nil) and a 5.0% decrease in the value would have an impact of decreasing the loss by $2,039,801 (September 30, 2022: nil).
5.3 Fair Value Hierarchy
Fair value measurements are categorized in accordance with the following levels:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; and
Level 3: Inputs are unobservable inputs for the asset or liability.
The Group's financial instruments are categorized as follows on the fair value hierarchy:

Fair Value Hierarchy
FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE
Share warrant obligations- public	Level 1
Share warrant obligations- private	Level 2
Share warrant obligations- warrants issued to a customer	Level 3
Share warrant obligations- July 2023 warrants	Level 2
Conversion options on convertible debt instruments	Level 3
FINANCIAL INSTRUMENTS MEASURED AT AMORTIZED COST
Long-term debt and other debts	Level 2

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

6 - DEFERRED REVENUE AND OTHER DEFERRED LIABILITIES
Deferred revenue and other deferred liabilities consist of the following:

	September 30, 2023	December 31, 2022
	$	$
Deferred revenue related to the U.S. Environmental Protection Agency ("EPA") Clean School Bus Program (Note 6.1)	28,324,749	—
Deferred liabilities related to the non-repayable financial contribution under Project Innovation Program for the Development of a Mobilizing Project (Note 6.2)	3,011,032	—
Other deferred liabilities	1,412,473	634,971
Deferred revenue and other deferred liabilities	32,748,254	634,971

6.1 U.S. Environmental Protection Agency (EPA) Clean School Bus Program (the "EPA Program")
In May 2022, the EPA announced the availability of $500 million under the first round of funding of the EPA Program, which amount was subsequently increased to $945 million. On April 25, 2023, the EPA announced an additional $400 million through the 2023 grant round under the EPA Program, and on September 28, 2023 the EPA announced an additional $500 million through the 2023 rebate round under the EPA Program. Lion all-electric school buses are eligible under the EPA Program. In order to benefit from vouchers granted under the EPA Program, selectees who were granted vouchers under the EPA Program must submit a payment request once a purchase order for all-electric school buses has been signed. Under the first funding round of the EPA Program in which Lion participates directly and indirectly through school districts, once the EPA has reviewed the payment request and confirmed that all required information was included, EPA issues a rebate payment to the selectee such that payments made under the EPA Program are generally made before delivery of the applicable school bus.
6.2 Non-repayable financial contribution under Project Innovation Program for the Development of a Mobilizing Project
On March 20, 2023, the Company entered into a non-repayable financial contribution agreement under the Project Innovation Program for the Development of a Mobilizing Project. The agreement provides for financing of up to CA$26,991,772 until December 31, 2026. On April 21, 2023, the Company received an advance of government assistance of $7,013,566 (C$9,446,572) from Investissement Quebec relating to future vehicle development project costs, of which $4,002,534 have been incurred as at September 30, 2023 and recorded as a reduction of intangible assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7- LONG-TERM DEBT AND OTHER DEBTS

	September 30, 2023	December 31, 2022
	$	$
Credit Agreement with Banking Syndicate, secured, maturing August 11, 2025 (Note 7.1)	30,000,000	71,916,716
Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center (Note 7.2)	21,248,419	10,381,986
Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Manufacturing Plant and Innovation Center (Note 7.3)	13,374,085	6,189,814
Loans on research and development tax credits and subsidies receivable (Note 7.4)	22,189,349	22,150,030
Secured loans for the acquisition of rolling stock, maturing between December 2023 and August 2024 (Note 7.5)	16,390	34,802
Credit facility for the supplier payment program (Note 7.6)	4,346,880	—
Non-Convertible Debentures issued as part of 2023 Debenture Financing (Note 7.7, Note 7.7.1)	42,254,201	—
Convertible Debentures issued as part of 2023 Debenture Financing (Note 7.7, Note 7.7.2)	43,031,773	—
	176,461,097	110,673,348
Current portion of long-term debt and other debts	4,363,271	24,713
Long-term portion of long-term debt and other debts	172,097,826	110,648,635
7.1 Credit Agreement with Banking Syndicate
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement was amended on January 25, 2022 to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 ("the July 2023 Amendment") to permit the incurrence of the 2023 Debenture Financing (as defined in Note 7.7), extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.1 Credit Agreement with Banking Syndicate (continued)
The credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the Canadian Dollar Offered Rate ("CDOR") rate, if in Canadian dollars, or the US base rate or Term Secured Overnight Financing Rate ("SOFR"), if in US dollars, as applicable, plus the relevant applicable margin.
As at September 30, 2023, the weighted average all-in interest rate was 7.19%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of US$30,000,000	October 2023	7.19%, including spread of 1.75%
As at December 31, 2022, the weighted average all-in interest rate was 5.46%, including stamping fees and spread, divided as follows:

	Repricing date	Interest Rate
Loans in the amount of CA$50,000,000	January 2023	3.67% - 4.71% plus 1.50% stamping fee
Loans in the amount of US$35,000,000	January 2023	4.42% - 5.80%, including spread of 1.50%
The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ movable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. Further, in accordance with the July 2023 Amendment, the amount available under the revolving credit facility provided under the Revolving Credit Agreement is subject to an availability block of C$10,000,000 which, upon availability dropping below 30% and so long as no default then exist or would result therefrom, may become available and be drawn to fund an interest reserve account to be made subject to the control of the administrative agent and collateral agent under the Revolving Credit Agreement. Such interest reserve account amounts can be used to pay interest under the Non-Convertible Debentures if no default or event of default shall have occurred and be continuing or shall result therefrom.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7- LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.2 Investissement Quebec secured loan related to Battery Manufacturing Plant and Innovation Center
On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the battery manufacturing plant (the "Battery Plant") and innovation center (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"). The IQ Loan provides for financing of up to CA$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing (as defined in Note 16), the IQ Loan was amended (the "IQ Loan 2023 Amendment") to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regards to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and battery factory equipment financed by Investissement Quebec.
As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and research and development activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment, and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan will be secured by a second-priority hypothec on the Company's immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations in regards to excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.3 Strategic Innovation Fund of the Government of Canada unsecured loan related to Battery Plant and Innovation Center
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to CA$49,950,000, of which up to 30% is expected to be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to research and development activities. The SIF Loan is repayable over a 15-year term beginning in April 2026. The SIF Loan contains certain affirmative and negative covenants, including relating to the Company’s workforce, operations and research and development activities and to the location of its head office. As at September 30, 2023, the SIF Loan has a nominal value of $19,631,248 (December 31, 2022: $9,358,929) and is discounted at the rate of 4.03%. As at September 30, 2023, the difference between the proceeds received and the fair value of the debt of $6,585,543 (December 31, 2022: $3,226,695) was accounted as a government grant and recorded as a reduction of property, plant and equipment in the amount of $6,314,566 (December 31, 2022: $3,063,476) and intangible assets in the amount of $270,977 (December 31, 2022: $163,219).
7.4 Loans on research and development tax credits and subsidies receivable
Finalta-CDPQ Loan Agreement
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of CA$30,000,000 and bears interest at the rate of 10.95% per annum.
The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses. An aggregate amount of $22,233,751 (CA$30,000,000) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into of the agreement and is outstanding as of the date hereof.
A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021 (the "Previous Finalta Credit Facilities"). All previous hypothecs and other liens relating to the Previous Finalta Credit Facilities were discharged upon repayment thereof.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.5 Secured loans for the acquisition of rolling stock
As of September 30, 2023 and December 31, 2022, the Group had outstanding secured loans, maturing from December 2023 to August 2024, related to the financing of the acquisition of rolling stock in the amount of $16,390 (December 31, 2022: $34,802). The loans had interest rates varying from 2.35% to 4.25% and were secured by the asset financed having a net carrying value of $24,534 (December 31, 2022: $41,472).
7.6 Credit facility for the supplier payment program
On February 8, 2023, the Company entered into a revolving credit facility with National Bank of Canada (the "Credit Facility") to finance the Company's accounts payable related to good or services purchased in the normal course of its operations. The Credit Facility is insured by Export Development Canada ("EDC") and provides for financing of up to $5,000,000. Each term loan tranche has a period of minimum 30 days and a maximum of 120 days. Each advance expires at the later of the expiry date of the invoice payable or the date indicated as the expiry date on the term note and accepted by the National Bank of Canada and cannot be prepaid in whole or in part. The Credit Facility is subject to an annual review and may be cancelled by National Bank of Canada at any time. The Credit Facility bears interest at a floating rate by reference to the SOFR for a comparable period, plus the relevant credit adjustment spread of 1.5%.
As at September 30, 2023 and January 1, 2023, the credit facility for the supplier payment program was divided as follows:

	September 30, 2023	January 1, 2023
	$	$
Carrying amount
Presented in long-term debts and other debts of which suppliers has not received payments	—	—
Presented in long-term debts and other debts of which suppliers has received payments	4,346,880	—
Presented in long-term debts and other debts	4,346,880	—

Range of payment due date
Liabilities that are part of the arrangements	119 - 120 days after invoice date	N/A
Comparable trade payables that are not part of the arrangements	Net 30 days	N/A

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.7 2023 Debenture Financing
On July 19, 2023, the Company closed concurrent financing transactions for aggregate gross proceeds to the Company of $142,920,845 (the “2023 Debenture Financing”).
The 2023 Debenture Financing consists of :
i.the issuance by way of private placement of senior unsecured convertible debentures (the “Convertible Debentures”) for gross proceeds of $74,005,000. The Group allocated proceeds in the amount of $30,342,059 to the fair value of the conversion options on the convertible debt instruments (refer to Note 9) and $43,662,941 to the Convertible Debentures (refer to Note 7.7.2).
ii.the issuance by way of private placement of senior secured non-convertible debentures (the “Non-Convertible Debentures”) and the issuance by way of private placement to the holders of Non-Convertible Debentures of a number of common share purchase warrants (the "July 2023 Warrants") for gross proceeds of $68,915,845 (CA$90,900,000). The Group allocated proceeds in the amount of $24,767,843 to the fair value of the July 2023 Warrants (refer to Note 8.4) and $44,148,002 to the Non-Convertible debentures (refer to Note 7.7.1).
Transactions costs of $6,235,509 were incurred as part of the 2023 Debenture Financing. An amount of $2,405,659 was recognized as finance costs in the consolidated statement of loss and comprehensive earnings (loss), $1,919,701 were netted against the proceeds received from the Convertible Debenture and $1,910,149 were netted against the proceeds received from the Non-Convertible Debenture.
7.7.1 Non-Convertible Debentures issued as part of 2023 Debenture Financing
The Non-Convertible Debentures with a principal amount of $68,915,845 (CA$90,900,000) bear interest at the rate of 11% per annum and are payable in cash quarterly. The Non-Convertible Debentures will mature on July 19, 2028. The Company will have the right, at any time after January 19, 2024, upon 30-day notice, to redeem all or part of the principal amount thereunder, without penalty, at a price equal to one hundred per cent (100%) of the principal amount so redeemed, plus accrued and unpaid interest on the principal amount so repaid, accruing to the date of such redemption.
The Non-Convertible Debentures contain customary covenants for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Non-Convertible Debentures, and (ii) that a default shall only occur under the Non-Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period), in addition to certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Québec.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.7.1 Non-Convertible Debentures issued as part of 2023 Debenture Financing
The Non-Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, (i) the occurrence of an event of default under the Revolving Credit Agreement if such default results in the acceleration of the payments owed thereunder and (ii) the occurrence of an event of default under any other debt instrument of the Company with a principal amount exceeding US$15,000,000 if such default permits the acceleration of the payment of such debt.
The Non-Convertible Debentures constitute senior secured obligations of the Company and will be secured by a hypothec and other liens on substantially all of the Company’s and certain of its subsidiaries’ movable/personal property as well as on the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Québec and guaranteed by such subsidiaries.
The Non-Convertible Debentures were recorded at the estimated fair value of $42,237,853 using an effective interest rate of 22.54% per annum at the time of issuance, representing proceeds received from the issuance of the Non-Convertible Debenture of $44,148,002, less an amount of $1,910,149 incurred as a direct cost in the closing of the financing.
The Group has recognized the following related to the Non-Convertible debenture:

September 30, 2023
$
Beginning balance at July 19, 2023	42,237,853
Accretion Expense	1,046,545
Foreign currency translation adjustment	(1,030,197)
Balance at September 30, 2023	42,254,201
7.7.2 Convertible Debentures issued as part of 2023 Debenture Financing
The Convertible Debentures, with a principal amount of $74,005,000 bear interest at the rate of 13% per annum, compounded monthly on the last day of each month. Prior to any accrual date, the Company has the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded).The Convertible Debentures will mature on July 19, 2028.
The Convertible Debentures contain customary covenants and events of default for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (as defined below) (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the Convertible Debentures, and (ii) that a default shall only occur under the Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

7 - LONG-TERM DEBT AND OTHER DEBTS (CONTINUED)
7.7.2 Convertible Debentures issued as part of 2023 Debenture Financing (continued)
The Convertible Debentures also include certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Québec and certain covenants limiting the incurrence of capital expenditures over the term of the Convertible Debentures, including limits on capital expenditures towards increasing production capacity at the Company’s manufacturing facilities beyond certain capacity as well as limits on the incurrence of maintenance and other capital expenditures.
The Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, the occurrence of an event of default under any other debt of the Company with a principal amount exceeding US$15,000,000 if such default results in the acceleration of the amounts owed thereunder.
Upon the occurrence of an event of default under the Convertible Debentures or, if later, at the expiry of any agreed-upon period for curing an event of default, as the case may be, holders of Convertible Debentures will have the right, upon giving written notice to the Company, to (i) require the Company to redeem all of their Convertible Debentures, or (ii) require that the principal amount of the Convertible Debentures, plus any accrued, compounded and unpaid interest, be converted into Common Shares, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment as set forth below.
In connection with the Financing, the Company issued 258,155 Common Shares in the aggregate (the “Closing Fee Shares”) to the holders of Convertible Debentures, representing 0.75% of the principal amount of Convertible Debentures, based on the 5-day volume weighted average price (“VWAP”) of the Common Shares on the NYSE on July 14, 2023.
Pursuant to applicable Canadian securities laws, the Convertible Debentures (and any Common Shares issuable upon conversion) and the Closing Fee Shares are subject to a hold period expiring on November 20, 2023.
The Convertible Debentures were recorded at the estimated fair value of $41,743,240 using an effective interest rate of 21.02% per annum at the time of issuance, representing the proceeds received from the issuance of the Convertible Debenture of $43,662,941, less an amount of $1,919,701 incurred as a direct cost in the closing of the financing.
The Group has recognized the following related to the Convertible debenture:

September 30, 2023
$
Beginning balance at July 19, 2023	41,743,240
Accretion Expense	1,288,533
Foreign currency translation adjustment	—
Balance at September 30, 2023	43,031,773
For the three and nine months ended September 30, 2023 and 2022, the Company was in compliance with all the covenants and financial ratios included in its long-term debt and other debts above.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS
8.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued warrants to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
At the election of the Warrantholder, any vested portion of the Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Warrant. The exercise price of the Warrant corresponds to $5.66 per share. The Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of the Company.
There was an initial vesting of a portion of the Warrant which is exercisable for 5,302,511 common shares as at September 30, 2023 and December 31, 2022. The remaining portion of the Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Group products or services.
The Warrant has a term of 8 years. Full vesting of the Warrant requires spending of at least $1.2 billion on Group products or services over the term of the Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of the Group or a termination of the MPA for cause.
The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	September 30, 2023	December 31, 2022

Exercise price ($)	5.66	5.66
Share price ($)	1.91	2.24
Volatility (%)	57%	43%
Risk-free interest rate (%)	4.30%	3.38%
Expected warrant life (years)	4.75	5.50

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.1 Warrants issued to a customer (continued)
The Group has recognized the following contract asset and share warrant obligation:

	September 30, 2023	December 31, 2022
	$	$
Contract asset
Beginning Balance	13,211,006	14,113,415
Foreign currency translation adjustment	23,452	(902,409)
Ending Balance	13,234,458	13,211,006

Share warrant obligation
Beginning Balance	2,172,269	30,871,444
Fair value adjustment	332,483	(28,281,579)
Foreign currency translation adjustment	(39,147)	(417,596)
Ending Balance	2,465,605	2,172,269
8.2 Warrants issued as part of the business combination transaction
Upon completion of the business combination transaction on May 6, 2021, each outstanding warrant to purchase shares of Northern Genesis Acquisition Corp. (“NGA”)’s common stock was converted into a warrant to acquire one common share of the Company at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 Business Combination Warrants, 15,972,672 of which are publicly traded and 11,139,069 of which are private. As at September 30, 2023, there were 27,111,323 Business Combination Warrants outstanding (December 31, 2022: 27,111,323) of which 15,972,364 are publicly traded (December 31, 2022: 15,972,364) and 11,138,959 are private (December 31, 2022: 11,138,959).
Each Business Combination Warrant entitles the holder to acquire one common share at an exercise price of $11.50 per share until May 6, 2026, subject to adjustment in certain customary events. The public Business Combination Warrants may be redeemed by the Company, in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
The fair value of the public warrants was determined using their market trading price as follows:

	September 30, 2023	December 31, 2022
Warrant price ($)	0.15	0.45

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.2 Warrants issued as part of the business combination transaction (continued)
Each private Business Combination Warrant may not be redeemed by the Company so long as they are held by Northern Genesis Sponsor LLC or any of its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.
The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	September 30, 2023	December 31, 2022

Exercise price ($)	11.50	11.50
Share price ($)	1.91	2.24
Volatility (%)	53%	50%
Risk-free interest rate (%)	4.74%	3.68%
Expected warrant life (years)	2.58	3.33
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2023	7,075,767	914,881	7,990,648
Fair value adjustment	(4,598,757)	(540,332)	(5,139,089)
Foreign currency translation adjustment	3,905	(9,893)	(5,988)
Balance at September 30, 2023	2,480,915	364,656	2,845,571

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.2 Warrants issued as part of the business combination transaction (continued)

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at January 1, 2022	42,961,675	32,392,815	75,354,490
Fair value adjustment	(35,011,131)	(31,200,119)	(66,211,250)
Exercised	(348)	—	(348)
Foreign currency translation adjustment	(874,429)	(277,815)	(1,152,244)
Balance at December 31, 2022	7,075,767	914,881	7,990,648

8.3 Warrants issued as part of the December 2022 Offering
On December 16, 2022, the Company closed the "December 2022 Offering", pursuant to which the Company issued of 19,685,040 "2022 Warrants" (Note 10.2). On January 17, 2023, the Company announced the exercise and closing of the underwriters’ over-allotment option with respect to the offering of units closed in December 2022, pursuant to which the Company issued of 2,952,755 2022 Warrants. Each whole 2022 Warrant entitles the holder to purchase one common share for a price $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events.
The over-allotment option aggregate gross proceeds of $2,907,226 were allocated to the warrants, representing the fair value of the warrants on the day of issuance. Issuance fees of $247,586 were recognized in administrative expenses in the condensed interim consolidated statement of earnings (loss) and related to legal and other professional costs ($58,916) and net commissions paid to the agents ($188,670). As at September 30, 2023 and December 31, 2022, all warrants are outstanding.
The fair value of the warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	January 17, 2023	December 16, 2022

Exercise price ($)	2.80	2.80
Share price ($)	2.49	2.54
Volatility (%)	45%	44%
Risk-free interest rate (%)	2.95%	3.07%
Expected warrant life (years)	5.00	5.00

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.3 Warrants issued as part of the December 2022 Offering (continued)
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The fair value of the 2022 Warrants was determined using their market trading price as follows:

	September 30, 2023	December 31, 2022
Warrant price ($)	0.52	0.70
The Group has recognized the following warrant obligation:

	September 30, 2023	December 31, 2022
	$	$
Beginning balance	13,080,646	19,913,196
Additions	2,907,226	—
Fair value adjustment	(4,375,695)	(6,975,357)
Foreign currency translation adjustment	(226,385)	142,807
Ending balance	11,385,792	13,080,646
8.4 July 2023 Warrants issued as part of 2023 Debenture Financing
In connection with the 2023 Debenture Financing, the Company issued Warrants to holders of Non-Convertible Debentures (refer to Note 7.7) entitling them to purchase, at any time after six (6) months following the issuance thereof until July 19, 2028, 22,500,000 Common Shares in the aggregate at an exercise price of C$2.81 per Common Share (representing the 5-day VWAP of the Common Shares on the Toronto Stock Exchange ("TSX") as of July 14, 2023). The exercise price of the Warrants is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
Upon a change of control of the Company, the Company will have the right to redeem and cancel all of the outstanding Warrants for a cash purchase price based on the remaining term of the Warrants and the value of the consideration offered or payable per Common Share in the transaction constituting the change of control. In addition, upon a change of control of the Company resulting in (or which is reasonably anticipated to result in) the Common Shares ceasing to be listed on a stock exchange, the holders of Warrants may require the Company to redeem and cancel all Warrants at the Redemption Price subject to and on the date such transaction resulting in a change of control is completed. Pursuant to applicable Canadian securities laws, the Warrants (and any Common Shares issuable upon exercise) will be subject to a hold period expiring on November 20, 2023.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

8 - SHARE WARRANT OBLIGATIONS (CONTINUED)
8.4 July 2023 Warrants issued as part of 2023 Debenture Financing (continued)
The fair value of the warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	September 30, 2023	July 19, 2023

Exercise price (CA$)	2.81	2.81
Share price (CA$)	2.58	2.78
Volatility (%)	57%	57%
Risk-free interest rate (%)	4.29%	3.76%
Expected warrant life (years)	4.79	5.00
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the warrants.
The Group has recognized the following warrant obligation:

September 30, 2023
$
Beginning balance at July 19, 2023	24,767,843
Fair value adjustment	(2,728,508)
Foreign currency translation adjustment	(607,567)
Ending balance	21,431,768
During the three months ended September 30, 2023, transaction costs of $1,071,629 were recognized as finance costs in the condensed interim consolidated statement of earnings (loss) and comprehensive earnings (loss).

9 - CONVERSION OPTION ON CONVERTIBLE DEBT INSTRUMENTS
The Convertible Debentures are convertible at the holders’ option into Common Shares at a conversion price of US$2.58 per Common Share (reflecting a 20% premium over the 5-day VWAP for the Common Shares on the New York Stock Exchange (“NYSE”) calculated on July 14, 2023, the last trading day prior to announcement of the 2023 Debenture Financing). The conversion price is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

9 - CONVERSION OPTIONS ON CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
Upon the occurrence of a “fundamental change”, including a change of control of the Company or the Company failing to comply with the covenants to maintain the current headquarters, employees and facilities of the Company in the province of Québec, holders of Convertible Debentures will either (i) convert all of their Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their Convertible Debentures at a repurchase price equal to 150% of the principal amount and the accrued, compounded and unpaid interest.
In the event holders of Convertible Debentures elect to convert their Convertible Debentures upon a fundamental change or an event of default, the number of Common Shares issuable upon such conversion will be subject to a grid-based “make-whole” adjustment pursuant to which the conversion rate determining the number of Common Shares issuable will be increased by a number of additional Common Shares (the “Additional Shares”), (i) in the case of a conversion in connection with a fundamental change, based on a reference price on the date on which the fundamental change occurs or becomes effective, or (ii) in the case of a conversion following an event of default, based on a reference price on the date on which the holder exercises its conversion right.
The fair value of the conversion options on convertible debt instruments was determined using the Black-Scholes or the binomial option pricing model taking into account the following assumptions:

	September 30, 2023	July 19, 2023

Exercise price ($)	2.58	2.58
Share price ($)	1.91	2.12
Volatility (%)	57%	57%
Risk-free interest rate (%)	4.29%	3.76%
Expected warrant life (years)	4.79	5.00
The expected volatility was determined by reference to historical data of comparable share prices over the expected life of the conversion options on convertible debt instruments . The Group has recognized the following conversion options on convertible debt instruments:

September 30, 2023
$
Beginning balance at July 19, 2023	30,342,059
Paid in kind interest	642,404
Fair value adjustment	(3,998,336)
Foreign currency translation adjustment	(760,031)
Ending balance	26,226,096

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

9 - CONVERSION OPTIONS ON CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
During the three months ended September 30, 2023, transaction costs of $1,334,030 were recognized as finance costs in the consolidated statement of loss and comprehensive earnings (loss).
10 - SHARE CAPITAL
10.1 ATM Program
On June 17, 2022, the Company established an "at-the-market" equity program (the "ATM Program") that allowed the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125,000,000 (or the Canadian dollar equivalent). On July 19, 2023, the Company terminated its ATM Program which was set to expire in July 2024.
During the three months ended September 30, 2023, the Company settled the 1,287,272 common shares outstanding as at June 30, 2023, for aggregate net proceeds of $2,341,367 and issued no common shares pursuant to the ATM Program (three months ended September 30, 2022: issued 4,708,822 for aggregate net proceeds of $19,186,356). During the nine months ended September 30, 2023, the Company issued 4,894,060 common shares pursuant to the ATM Program (nine months ended September 30, 2022: 4,708,822) at an average price of $1.93 per share for aggregate gross proceeds of $9,430,894, and for aggregate net proceeds of $8,580,405 after the deduction of equity issuance fees of $850,489 (nine months ended September 30, 2022: net proceeds of $19,186,356). Equity issuance fees for the nine months ended September 30, 2023 were mainly related to net commissions paid ($141,462) to the agents under the ATM Program and legal fees ($709,027).
10.2 December 2022 Offering
On January 17, 2023, the Company closed the over-allotment option with respect to the December 2022 Offering in full, to purchase an additional 2,952,755 Units at a price of $2.54 per unit with respect to the December 2022 Units Offering. This resulted in aggregate gross proceeds to the Group of $7,499,998, and for aggregate net proceeds of $6,835,476 after the deduction of underwriting commission and offering costs of $664,522.
Each Unit consisted of one common share in the capital of the Company and one common share purchase warrant. The allocation of the proceeds between the warrants and the common shares at the issuance date was based on allocating the fair value of the warrants based on the Black-Scholes option pricing model (refer to Note 8.3), with the residual value allocated to the common shares.
Pursuant to the December 2022 Offering over-allotment, the Company issued 2,952,755 common shares of which gross proceeds of $4,592,772 were allocated to the shares, and for net proceeds of $4,175,836 after the deduction of equity issuance fees of $416,936. Equity issuance fees were mainly related to legal costs ($114,294) and net commissions paid to the agents ($302,642).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

11 - SHARE-BASED COMPENSATION
Compensation expense related to the share-based compensation was recognized in the condensed interim consolidated statement of earnings (loss) and comprehensive earnings (loss) as follows:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Administrative expenses	984,743	2,011,167	3,638,877	7,357,767
Selling expenses	339,582	671,303	1,156,001	2,482,343
	1,324,325	2,682,470	4,794,878	9,840,110
11.1 Stock options
The following table summarizes the outstanding options as at September 30, 2023 and 2022 and changes during the nine months then ended:

	September 30, 2023		September 30, 2022
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	9,547,185	2.11	9,072,149	1.82
Granted	1,921,151	2.78	558,697	6.94
Forfeited	(167,199)	6.20	(7,573)	9.62
Outstanding, end of period	11,301,137	2.16	9,623,273	2.11
Exercisable, end of period	8,238,431	1.53	6,825,325	1.24
The description of the Company's stock option plan is included in Note 16 of the fiscal 2022 consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

11 - SHARE-BASED COMPENSATION (CONTINUED)
11.2 Restricted share units
The following table summarizes the outstanding restricted share units as at September 30, 2023 and 2022 and changes during the nine months then ended:

	September 30, 2023		September 30, 2022
	Number of restricted share units	Weighted average exercise price	Number of restricted share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	297,658	8.35	36,247	18.59
Granted	811,458	2.75	276,584	6.93
Forfeited	(62,908)	5.46	(15,173)	6.92
Outstanding, end of period	1,046,208	4.18	297,658	8.35
Vested, end of period	—	—	—	—

The description of the Company's restricted share unit plan is included in Note 16 of the fiscal 2022 consolidated financial statements.
11.3 Deferred share units
The following table summarizes the outstanding deferred share units as at September 30, 2023 and 2022 and changes during the nine months then ended:

	September 30, 2023		September 30, 2022
	Number of deferred share units	Weighted average exercise price	Number of deferred share units	Weighted average exercise price
		CA$		CA$
Outstanding, beginning of year	301,091	4.23	18,755	14.07
Granted	224,342	2.85	62,181	6.92
Settled	—	—	(2,026)	14.07
Outstanding, end of period	525,433	3.64	78,910	8.44
Vested, end of period	525,433	3.64	78,910	8.44

The description of the Company's deferred share unit plan is included in Note 16 of the fiscal 2022 consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

12 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Interest on long-term debt and other debts(a)	2,671,777	718,404	4,925,806	1,600,451
Interest on lease liabilities(a)	416,872	803,084	1,155,720	2,343,146
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	—	—	82,850
Accretion expense on Convertible Debentures issued as part of 2023 Debenture Financing	1,228,533	—	1,228,533	—
Accretion expense on Non-Convertible Debentures issued as part of 2023 Debenture Financing	1,046,545	—	1,046,545	—
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights (b)	—	—	—	(2,130,583)
Financing costs	2,599,729	—	3,362,855	—
Other	(235,136)	(21,186)	(569,701)	(49,113)
	7,728,320	1,500,302	11,149,758	1,846,751

a.Net of capitalized borrowing costs of $1,616,097 for the three months ended September 30, 2023, $805,410 included in interest on long-term debt and other debts and $810,687 in interest on lease liability, respectively (three months ended September 30, 2022: nil). The weighted average interest rate used to capitalize the borrowing costs is 7.24% for the three months ended September 30, 2023.
Net of capitalized borrowing costs of $4,763,783 for the nine months ended September 30, 2023, $2,564,892 included in interest on long-term debt and other debts and $2,198,891 in interest on lease liability, respectively (nine months ended September 30, 2022: nil). The weighted average interest rate used to capitalize the borrowing costs is 6.87% for the nine months ended September 30, 2023.
b.On May 7, 2022, the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States matured and the related financial liability was derecognized. The carrying amount of 2,130,583 was recognized as a gain under finance costs (income) in the condensed interim consolidated statements of earnings (loss) and comprehensive earnings (loss).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

13 - EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$
Net earnings (loss)	(19,852,573)	(17,199,681)	(47,223,604)	22,413,578
Basic weighted average number of common shares outstanding	226,134,423	191,791,723	223,679,796	190,605,623
Basic earnings (loss) per share	(0.09)	(0.09)	(0.21)	0.12

Basic weighted average number of common shares outstanding	226,134,423	191,791,723	223,679,796	190,605,623
Plus dilutive impact of stock options, RSUs, DSUs, and warrants	—	—	—	7,331,235
Diluted weighted average number of common shares outstanding	226,134,423	191,791,723	223,679,796	197,936,858
Diluted earnings (loss) per share	(0.09)	(0.09)	(0.21)	0.11
Excluded from the above calculations for the periods ended September 30, 2023 and 2022 are all outstanding stock options, share warrant obligations, RSUs, and DSUs, which are deemed to be anti-dilutive.

14 - SUPPLEMENTAL CASH FLOW DISCLOSURE
The depreciation and amortization is detailed as follows:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Depreciation – property, plant and equipment	2,901,945	1,419,804	6,894,309	3,443,727
Depreciation – right-of-use assets	2,392,623	859,812	5,678,477	2,573,150
Amortization – intangible assets	1,945,520	766,872	5,142,318	1,752,037
	7,240,088	3,046,488	17,715,104	7,768,914
See Note 4 for additional information related to the depreciation of right-of-use assets.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

14 - SUPPLEMENTAL CASH FLOW DISCLOSURE (CONTINUED)
The net change in non-cash working capital is detailed as follows:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	$	$	$	$
Inventories	(29,483,874)	(22,038,951)	(67,694,338)	(60,021,809)
Accounts receivable	(19,533,183)	(20,457,958)	(37,485,745)	(14,738,291)
Prepaid expenses	3,315,968	1,277,901	3,147,863	84,614
Trade and other payables (1)	6,027,042	22,122,693	21,432,260	32,258,280
Deferred revenue and other deferred liabilities	7,994,775	691,310	32,759,025	697,530
	(31,679,272)	(18,405,005)	(47,840,935)	(41,719,676)
(1)For the three months ended September 30, 2023, the net change in trade and other payables excludes trade and other payables as at September 30, 2023 related to the following non-cash working capital items: $474,790 related to the additions of intangible assets and $7,928,670 related to the acquisition of property, plant and equipment and includes trade and other payables as at June 30, 2023 related to the additions of intangible assets of $630,775 and related to the acquisition of property, plant and equipment of $13,541,507.
For the nine months ended September 30, 2023 the net change in trade and other payables excludes trade and other payables as at September 30, 2023 related to the following non-cash working capital items: $474,790 related to the additions of intangible assets and $7,928,670 related to the acquisition of property, plant and equipment and includes trade and other payables as at December 31, 2022 related to the additions of intangible assets of $4,757,926 and related to the acquisition of property, plant and equipment of $16,229,912.
For the three months ended September 30, 2022, the net change in trade and other payables excludes trade and other payables as at September 30, 2022 related to the following non-cash working capital items: $878,554 related to the acquisition of intangible assets and $15,946,498 related to the acquisition of property, plant and equipment as at September 30, 2022, and includes trade and other payables as at June 30, 2022 related to the acquisition of intangible assets of $1,420,738 and related to the acquisition of property, plant and equipment of $19,205,285.
For the nine months ended September 30, 2022, the net change in trade and other payables excludes trade and other payables as at September 30, 2022 related to the following non-cash working capital items: $878,554 related to the acquisition of intangible assets and $15,946,498 related to the acquisition of property, plant and equipment as at September 30, 2022, and includes trade and other payables as at December 31, 2021 related to the acquisition of intangible assets of $554,310 and related to the acquisition of property, plant and equipment of $8,797,575.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

15 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers is divided into the following geographical areas:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue from external customers	$	$	$	$
Canada	37,866,756	35,431,209	136,272,790	81,007,166
United States	42,480,858	5,546,792	56,794,072	12,138,644
	80,347,614	40,978,001	193,066,862	93,145,810
During the three months ended September 30, 2023, there was no reliance on a single customer representing more than 10% of revenue (three months ended September 30, 2022: 34.4% of the Group's revenue depended on one customer). During the nine months ended September 30, 2023, there was no reliance on a single customer representing more than 10% of revenue (nine months ended September 30, 2022: 36.6% of the Group's revenue depended on one customer).

The Group’s non-current assets are allocated to geographic areas as follows:

	September 30, 2023
	Canada	United States	Total
	$	$	$
Other non-current assets	654,556	185,327	839,883
Property, plant and equipment	90,855,153	96,806,660	187,661,813
Right-of-use assets	32,736,889	55,469,490	88,206,379
Intangible assets	183,799,520	8,468,157	192,267,677
Contract asset	13,234,458	—	13,234,458
	321,280,576	160,929,634	482,210,210

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited, In US dollars, except number of shares)

15 - ENTITY-WIDE DISCLOSURES (CONTINUED)

	December 31, 2022
	Canada	United States	Total
	$	$	$
Other non-current assets	708,440	364,786	1,073,226
Property, plant and equipment	81,602,840	79,153,488	160,756,328
Right-of-use assets	10,836,851	49,671,503	60,508,354
Intangible assets	144,213,010	7,151,013	151,364,023
Contract asset	13,211,006	—	13,211,006
	250,572,147	136,340,790	386,912,937
Geographical areas are determined according to where the sales take place and according to the location of the long-term assets.